

November 28, 2012

Via Email
Coca-Cola HBC AG
c/o Jan Gustavsson, Esq.
General Counsel and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens
Greece

> **Re:** **Coca-Cola HBC AG**
> **Registration Statement on Form F-4**
> **Filed November 1, 2012**
> **File No. 333-184685**

Dear Mr. Gustavsson:

As you know, on November 26, 2012, your counsel submitted a request for exemptive and no-action relief with respect to numerous aspects of this offer and other matters related to it several weeks after the above registration statement was filed. Our disposition of your exemptive and no-action request may impact in a significant manner the structure of this transaction and the disclosure in the prospectus. Given this fact, we will not perform a detailed review of most elements of the transaction structure described in your prospectus until we have processed your exemptive and no-action request.

The comments below are included because they involve matters incidental to the relief request and which we can address based on existing disclosure. However, please expect additional comments once your exemptive and no-action request has been processed.

As noted above, we have limited our current review of your registration statement to those issues we have addressed in our comments. More comments are likely to follow, based on current or revised disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we will likely have additional comments.

General

1.   In your response letter, tell us who will be included as a bidder in the tender offer when the Schedule TO is filed. In this regard, we note that Kar-Tess Holding incorporated Coca-Cola HBC AG ("CCHBC") and will be its sole shareholder pending the completion of the exchange offer, it has endorsed the proposed re-listing under the new holding company structure and has announced it will tender all of its shares and thereby will become a major shareholder of CCHBC after the exchange offer. We further note that Kar-Tess Holdings reports beneficial ownership of 60.7% of Coca-Cola Hellenic ("Hellenic") by virtue of shareholder agreements with other major shareholders, including the Coca-Cola Company.

2.   See our comment above. We note your disclosure that you do not have a tender agreement with Kar-Tess Holding itself. If Kar-Tess will be obligated to tender into the offer because of its agreements with other shareholders, please disclose. We note the existence of an Amended and Restated Shareholders Agreement between Kar-Tess and other Coca-Cola affiliates dated December 19, 2008.

3.   In your response letter, tell us whether you believe this exchange offer is subject to Rule 13e-3. If you do not believe that Rule 13e-3 applies, explain why and identify the appropriate exemption or exception upon which you seek to rely. If you claim the exemption from Rule 13e-3 set forth in subsection (g)(2), analyze the applicability of each element of this exception, including the requirement that target security holders be offered only cash. In this regard, we direct your attention to C&DI 112.02 and the requirement that, where a cash and stock election feature is included in a tender offer, the cash be substantially equivalent to the share value at the time it is offered. Specifically address how you will meet this requirement when, under the terms of Greek law, the cash election will not be offered until a future date.

4.   We note that CCHBC has received tender commitments from certain shareholders of Hellenic representing 37.2% of the total outstanding Shares, and that a major shareholder, Kar-Tess has stated that it will also tender into the exchange offer. Taken together, over 60% of the currently-outstanding shares will be tendered into the exchange offer. The execution of a lock-up agreement may constitute an agreement of sale under the Securities Act; however, the staff will not object to lock-up agreements in a registered offer under the circumstances described in C&DI 139.30. In your response letter, explain how you fall within the parameters of the C&DI.

5.   We note that written communications under Rule 425 were filed after you filed the registration statement under the company's and Hellenic's Exchange Act file numbers. Subsequent to the filing of the registration statement, Rule 425 filings should be made under the Securities Act file number of the Form F-4. See Regulation M-A telephone interpretation B.12 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Prospectus Cover Page

6.   Your outside front cover page should be limited to one page and should include the information required by Item 501 of Regulation S-K, including the legends required by Item 501(b)(5) and (7). Please revise as appropriate.

Questions and Answers about the Exchange Offer, page 1

What is Coca-Cola HBC proposing to do?, page 1

7.   Refer to the last sentence in this section. Explain what is meant by the phrase "subject to limitations imposed by local laws and regulations applicable to such holders"? As you know, Rule 14d-10 requires that the exchange offer be open to all holders of Hellenic Shares, wherever located. Rule 14d-1(d)(2)(ii) permits the use of the existing "dual offer" structure, but does not permit the exclusion of Hellenic shareholders located in particular jurisdictions and is premised on equal treatment of all target shareholders. See Rule 14d-1(d)(1).

Summary, page 15

8.   Please briefly describe the capital increase and power of attorney, and disclose, if true, that shareholder approval is required to issue the securities in the exchange offer.

9.   We note the disclosure throughout your document regarding the Greek compulsory buy-out and sell-out. As noted above, we believe this disclosure may be impacted by the processing of your exemptive and no-action request letter and we are therefore not commenting in detail. However, we note the following general issues which should be addressed in revised disclosure:

   *   It appears that the compulsory buy-out and the sell-out will occur at the same or may partially overlap. How will this work as a practical matter? For example, if the compulsory acquisition is effected immediately after the expiration of the exchange offer, as a practical matter, how can remaining Hellenic holders exercise their put right? Provide additional details regarding the timing of both procedures, the interplay between them, including how they may overlap and the consequences for holdout target shareholders.
   *   It may be helpful to revise the term "compulsory" as it is used to describe the sell-out process whereby remaining Hellenic shareholders can put their shares to CCHBC. It is our understanding that the compulsory buy-out is a transaction initiated by CCHBC and in which remaining Hellenic shareholders will have no choice in whether to participate (except to elect the form of consideration). On the other hand, the sell-out procedure is a put right whereby remaining Hellenic shareholders can require CCHBC to purchase their shares. We believe using the same term to describe

      transactions which are compulsory as to different entities (hold out shareholders versus CCHBC) is confusing.

- Since the consideration payable for the compulsory buy-out and sell-out is the same, clearly describe and compare the rights of security holders under the two procedures including any differences in payment procedures.

- You state on page 85 that the compulsory buy-out will cause any remaining shareholders to transfer those shares to CCHBC as soon as practicable after the expiration of the acceptance period for the exchange offer but in any event not later than three calendar months thereafter. However, you state on page 86 that the compulsory buy-out procedure is initiated by filing a request with the HCMC within three months of the results announcement, and that the date of the compulsory buy-out will be established by the HCMC. Please reconcile and disclose the duration of the compulsory buy-out procedure. See our comment above regarding the need to discuss the overlap between the buy-out and sell-out procedures.

- Disclose more prominently that the 13.58 Euro cash election amount was determined by a formula set by Greek regulatory requirements, is the minimum price required to be offered under applicable Greek law, and is less than the last reported sale price of Hellenic Shares.

- You state on page 86 that the compulsory sell-out procedure will occur during the three calendar months after the publication of the results of the exchange offer. Please describe in greater detail how a shareholder would sell shares under this procedure.

- Your existing disclosure indicates that a shareholder in the compulsory buy-out or sell-out may elect between receiving one CCHBC share or 13.58 Euros. Please clarify what consideration will be paid if a shareholder fails to make an election.

10.   Please clarify, if true, that the maximum cash expenditures associated with the Greek compulsory buy-out and sell-out and transaction costs is 550 million Euros.

<u>Will I have to pay any fees or commissions for tendering my Coca-Cola Hellenic Shares and/or Coca-Cola Hellenic ADSs?, page 10</u>

11.   In your response letter, confirm that the fees described are being assessed for all Hellenic security holders, not just those participating in the U.S. Offer.

12.   Clarify what will happen if tendering security holders do not submit the required fee with their letters of transmittal. Will their tenders be rejected? Will they be notified? Will their tendered Shares be returned, and if so, when?

<u>Material Tax Considerations, page 24</u>

13.   You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please delete the words "intended" in the first sentence and "[a]ssuming the exchange offer so qualifies" in the second sentence. Make similar revisions on pages 125 and 126. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct.

14, 2011) - Legality and Tax Opinions in Registered Offerings, Section III(C)(3), which is available on our website.

Interests of Certain Persons in the Exchange Offer, page 24

14.   If any officers or directors will receive any compensation, fees, bonuses, stock options or vesting of stock options in connection with the transaction, please disclose this here.

Summary Financial Information for Coca-Cola Hellenic, page 27

15.   Please disclose the book value per share as of the date of the most recent balance sheet. See Item 3(f)(1) of Form F-4.

Where You Can Find More Information, page 31

16.   We note that Hellenic furnished its results for the nine months ended 28 September 2012 in a Form 6-K on November 8, 2012. Please incorporate this Form 6-K by reference into the CCHBC Form F-4. Please also update the summary financial information for Hellenic (page 27) and pro forma financial information (page 65).

Risk Factors, page 36

17.   On page 39 you state that the ability of Hellenic to make loans or distributions to CCHBC may be restricted by financing agreements, capital controls, foreign exchange limitations, and the requirements of applicable laws. In an appropriate location, please clarify any existing or presently contemplated restrictions in Greek law or otherwise that would restrict payments to CCHBC. To the extent material, please clarify CCHBC's funding sources for the repayment of parent-level indebtedness and/or the payment of dividends.

18.   We note your risk factor on page 56 addressing the Greek government debt crisis. In order to provide additional context to investors, and to the extent material, please revise to address what approximate percentage of your financial assets and production capacity are located in Greece.

19.   On page 58 you indicate that Italy accounted for 15% of your sales volume. Please revise to clarify the percentage of your revenues Italy accounted for.

Background of the Exchange Offer, page 74

20.   Please discuss fully the reasons why Hellenic chose to establish a holding company in Switzerland and a premium listing on the London Stock Exchange. In this regard, explain the reasons for incorporating in one jurisdiction and establishing a primary listing in a separate jurisdiction.

The Exchange Offer, page 94

Conditions to the Exchange Offer, page 98

21.   We note that you may determine in your "sole judgment" whether any offer conditions
have occurred. Please revise to include an objective standard for the determination of
whether a condition has occurred.

22.   Refer to the disclosure on page 4 of the prospectus. In the last paragraph in the section
entitled "What are the conditions to the exchange offer?," you state that CCHBC may
also "revoke the exchange offer following approval of the HCMC if there is an
unforeseen change of circumstances that is beyond Coca-Cola HBC's control and that
renders continuation of the exchange offer particularly onerous." This condition should
be described in greater detail in this section in a manner that is objectively understandable
to shareholder.

23.   All offer conditions, except those related to the receipt of government regulatory
approvals necessary to consummate the offer, must be satisfied or waived at or before the
expiration of the offer, not before acceptance of the securities for exchange. We note the
language claiming it is your right to assert the failure to satisfy a condition "following
acceptance for exchange but prior to exchange" which is not consistent with the position
expressed in the preceding sentence. We will likely have further comments pending
review of your exemptive and no-action request letter.

Revolving Credit Facility, page 113

24.   We note your discussion about the change in control provisions associated with the
revolving credit facility. With a view to disclosure, please advise whether any other
material agreements contain change in control or additional indebtedness provisions that
would be triggered by the proposed transaction and discuss how you have addressed
them.

Material Tax Considerations, page 115

25.   We note your statement in the first paragraph that "this summary does not purport to be a
legal opinion." Please revise and disclose throughout this section that you have received
tax opinions from the firms you have identified in the exhibit index. Also revise your
disclosure to reflect that you have filed either a long-form or short-form tax opinion for
each jurisdiction, as applicable. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct.
14, 2011) - Legality and Tax Opinions in Registered Offerings, Section III(B), which is
available on our website.

26.   Please revise the introductory paragraphs under the Greece and Switzerland sections to reflect that the disclosure is not a "general summary," but addresses the "material tax consequences" to security holders.

Part II

Exhibits

27.   Your disclosure indicates that CCHBC's shareholder and board need to approve a capital increase required for the issuance and delivery of the securities in the transaction. If the legal opinion is subject to the assumption that the required shareholder approval will be obtained, please advise us of the timeframe for approval and confirm that you will file an unqualified opinion no later than the closing date of the exchange offer. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) - Legality and Tax Opinions in Registered Offerings, Section II(B)(2)(d), which is available on our website.

28.   We note you have not filed several exhibits, including a translation of your Articles, the legal opinion, and several tax opinions. Please note that we review, and comment upon, these documents. Please allow sufficient time for us to do so. Also, please file any agreements with Coca-Cola, including the recently amended bottlers' agreement.

Undertakings

29.   Please provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Signatures

30.   Please revise to provide the signature of your acting principal executive officer, principal financial officer, and principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: George H. White, Esq.
Sullivan & Cromwell LLP